EXHIBIT 6.8

                                    CONTRACT
                                Hai-Bo No. 9606

Party A:  Hainan Bosun Tourism & Amusement Co. Ltd.
Party B:  Palace Entertainment Limited

The following contract has been made through friendly consultation by Parties A and B for the joint venture project of Shou Li Pok Kam Games City in Haikou, Hainan Province, China in accordance with the principles of equality, mutual benefit and sharing of risks.

I.   Responsibilities of Party A:

1. Party A shall pay all rent for the first floor business area of the Shou Li Building, including necessary security deposits and fixed payables.

2. Party A shall handle the required start-up procedures (including industrial and business licenses, tax registration certificates, public security permits, cultural market management registration certificates and other documents required by the various departments), maintain a cordial relationship with local authorities, and ensure the normal operation of the business area.

3. Party A shall be responsible for decorating the business area (necessary facilities for interior lighting, equipment wiring, ventilation and air conditioning).

4. Party A shall be responsible for external relations and shall undertake the expenses for such operations.

II.  Responsibilities of Party B:

Party B is a company registered in the British Virgin Islands. All its interests are managed and represented by AGTI of Canada.

1. Party B shall be responsible for the daily operation and management of the machines it provides.

2. Party B shall provide a 23-seat Royal Ascot Horse Race Machine ("Royal Ascot" Unit), the primary gaming machine for business use. It shall also provide matching accessories for the machine.

3. Party B shall be responsible for the repair, maintenance and testing of the machines to ensure their normal operation.

4. The cost of repair for the machines and purchase of spare parts shall be undertaken by Party B.

5. Party B shall be responsible for the hiring of no more than the following number of personnel to guarantee the operation and maintenance of the machines: 1 manager, 15 machine attendants, 4 foremen, 1 technician, 3 security officers, 2 cleaning workers, 3 cashiers and 2 money exchangers. Work lunches for machine attendants shall be based on the number signed for and received by the foremen. Party B shall have the right to hire, dismiss and manage machine attendants.

6. Party B shall have the authority to increase the number of "Royal Ascot" Units in response to market demands.

III. Rights and Obligations

1. Party A shall be responsible for the overall operation and management of the Games City, however, Party B shall be exclusively responsible for the management of the "Royal Ascot" Units. Party B shall have the authority to send representatives to attend management committees, supervise and find out about the operation of the Games City, intervene in the management, supervise the financial affairs, and review the various expenses of the "Royal Ascot" Unit.

2. Profit Distribution: Profit shall mean the revenue less the amounts paid out to player as winnings, and those items identified in III.2.A and B (Profit).

     The two Parties shall verify the daily business reports every day. Profits shall be calculated four times a month. The Profit of the previous week shall be calculated on each Monday. Revenue may only be distributed after the deduction of the following expenses and taxes.

     A.   The wages, bonuses and meal expenses of "Royal Ascot" Unit attendants.

     B.   Taxes paid for the start-up of the "Royal Ascot" Units.

     The Profit distribution ratio of the two Parties shall be 40% for Party A, 60% for Party B, to be distributed once a week. Party B shall not be responsible for any other expenses. The two Parties shall undertake any losses according to the Profit distribution ratio. (Party A shall undertake 40% of the total losses, while Party B shall undertake 60%.) Both Parties shall have the right to terminate the Contract if such losses continue for more than two weeks or if Party B incur losses greater than its share of revenue.

3. Daily business reports of the machines listing daily expenses, revenue and Profit shall be submitted to Party A and B.

4. A copy of the financial report of the Joint Venture shall be submitted to both Party A and B once a month.

IV.  Duration, Termination and Settlement of the Contract

1. The period of consultation and cooperation shall be three years, calculated from the day on which the Contract is executed. When the period expires, the Parties may determine whether the project is to be continued or terminated according to the business condition of the enterprise.

2. During the period of the joint venture, the contract may be terminated before its expiry if the Royal Ascot operation is closed more than 60 days due to (or caused by) force majeure reasons or influences of government policies, and if both parties believe that the termination of the Contract is beneficial to both Parties. (A settlement shall be conducted by both Parties in accordance with the provisions of the Contract within 15 days of the termination. Party B shall remove all machinery equipment.) If both Parties agree to wait for reopening, all expenses incurred during the waiting period shall be shared according to the original distribution ratio.

3. Both Parties shall have the right to terminate the Contract if the Profit of the "Royal Ascot" Unit has not reached USD $75 per seat per day within six months starting from the first day of operation.

4. If the "Royal Ascot" Unit is closed down or confiscated by the government, Party A shall compensate Party B for the replacement cost of the "Royal Ascot" Unit.

5.   Party B shall at all times be  considered  the owner of the  "Royal  Ascot"
     Units.

V.   Others

1. Both Parties shall adhere to the laws, rules and regulations made by the Chinese local government.

2. All disputes arising out of the fulfillment of the Contract shall be properly resolved by the two Parties through friendly consultation. If the dispute cannot be resolved, it shall be submitted to the "International Trade Arbitration Commission" of China for arbitration, the result of which shall be final and binding to both Parties.

3. Party A shall state herein that the "Royal Ascot" Unit(s) shall at any time be considered the sole property of Party B. If the Contract is terminated, the aforesaid machine(s) shall be removed and returned to Party B.

This Contract is executed in six duplicates. Each Party shall keep three originals. These originals are equally authentic and shall come into effect on the day they are executed.

The Contract is written in English and Chinese, both versions possess equal legal effectiveness. If any variance occurs, the Chinese version shall take precedence.

              Dated this _____ day of ____________________, 1996.


             PARTY A                                        PARTY B


---------------------------------              ---------------------------------
         Representative                                 Representative